                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              IN HOME HEALTH, INC.
         ..............................................................
                                (Name of issuer)

                     Common Stock, par value $.01 per share
 ................................................................................
                         (Title of class of securities)

                                     453222
                  ............................................
                                 (CUSIP number)

                                R. Jeffrey Bixler
                       Vice President and General Counsel
                              HCR Manor Care, Inc.
                             333 North Summit Street
                                 P. O. Box 10086
                             Toledo, Ohio 43699-0086

                                 (419) 252-5500

 ................................................................................
      (Name, address and telephone number of person authorized to receive notices and communications)

                                December 22, 1998
 ...............................................................................
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages).
                                Page 1 of 9 Pages

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP NO. 453222                                              PAGE   OF   PAGES
---------------------                                     ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ManorCare Health Services, Inc.                                  52-0886946
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,583,334
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,583,334
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,583,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP NO. 453222                                              PAGE   OF   PAGES
---------------------                                     ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ManorCare, Inc.                                       IRS ID No. 52-1200376
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,583,334
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,583,334
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,583,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP NO. 453222                                              PAGE   OF   PAGES
---------------------                                     ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    HCR Manor Care Inc.                                   IRS ID No. 34-1687107
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,583,334
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,583,334
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,583,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.


                  This statement supersedes the statement on Schedule 13-D filed by Manor Healthcare Corp., a Delaware corporation ("MHC"), on October 27, 1995 with respect to the common stock, par value $.01 per share (the "Common Stock"), of In Home Health, Inc., a Minnesota corporation ("IHHI"), whose principal executive offices are located at Carlson Center, Suite 500, 601 Lakeshore Parkway, Minnetonka, Minnesota 55305-5214.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This superseding statement on Schedule 13D is filed with respect to the Common Stock by each of ManorCare Health Services, Inc., a Delaware corporation and the successor to MHC ("MHS"), its parent Manor Care, Inc., a Delaware corporation ("Manor Care"), and its parent HCR Manor Care, Inc., a Delaware corporation ("HCR" and, together with MHS and Manor Care, the "Filing Persons"), pursuant to a Joint Filing Agreement attached hereto as
Exhibit 3.

                  The principal place of business of each Filing Person is 333 North Summit Street, P. O. Box 10086, Toledo, Ohio 43699-0086. Each Filing Person is a provider of a range of health care services, including long-term care, subacute medical care, rehabilitation therapy, home health care, pharmacy services and management services for subacute care, rehabilitation therapy, vision care and eye surgery. Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of each Filing Person, as of the date hereof.

                  During the last five years, no Filing Person, nor, to the knowledge of any Filing Person, any person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  (a) - (j) On May 2, 1995 MHC entered into a purchase agreement (the "Purchase Agreement") with IHHI pursuant to which MHC acquired 6,440,000 shares of Common Stock, 200,000 shares of Series A Convertible Stock (the "Preferred Stock") and a warrant exercisable for three years to purchase up to 6,000,000 shares of Common Stock (the "Warrant"). On October 23, 1995, IHHI agreed to sell to MHC an additional 310,000 shares of Common Stock. On October 24, 1998, MHS's right, as successor to MHC, to purchase Common Stock under the Warrant expired unexercised. On December 1, 1998, the Common Stock underwent a one-for-three reverse stock split. As a result of the foregoing, MHS now holds 2,250,000 shares of Common Stock and 200,000 shares of Preferred Stock, which is convertible into 3,333,334 shares of Common Stock.

                  Pursuant to its certificate of designation, each share of Preferred Stock had the voting rights of the underlying Common Stock on an as-converted basis. On December 22, 1998, MHS and the Issuer entered into the Second Preferred Stock Modification Agreement (the "Modification Agreement") pursuant to which MHS irrevocably waived all of the Preferred Stock's voting rights of the underlying common stock granted under Section 6.01(i) of the Certificate of Designation except with respect to proposals presented to the holders of IHHI's Common Stock to: (i) wind-up, dissolve or liquidate IHHI or revoke or forfeit its charter; (ii) amend its articles of incorporation; (iii) merge or consolidate or enter into an exchange agreement with another corporation; or (iv) sell, lease, transfer or otherwise dispose of all or substantially all of IHHI's assets not in the usual and regular course of business. In exchange, IHHI irrevocably waived its right to pay dividends on the Preferred Stock in the form of shares of Common Stock.


                              Page 2 of 9 Pages

                  Except as set forth herein, no Filing Person has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Subject to certain restrictions, the Filing Persons may at any time review or reconsider its position with respect to any such matters, but has no present intention of doing so.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) As of December 22, 1998, MHS is the direct record owner of 5,583,334 shares of Common Stock, constituting approximately 63.2% of the Common Stock outstanding, based upon 8,836,070 shares of Common Stock outstanding (consisting of 5,502,736 shares then outstanding and 3,333,334 shares issuable upon conversion of the Preferred Stock deemed to be outstanding for purposes of this Schedule pursuant to Rule 13d-3(d)(1)).

                  Each of HCR (acting through its wholly owned subsidiaries, Manor Care and MHS), and Manor Care (acting through its wholly owned subsidiary
MHS), indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock directly owned by MHS. As a result, HCR and Manor Care may be deemed to beneficially own the shares of the Common Stock directly owned by MHS. None of the persons identified on Schedule A attached hereto beneficially own (including those shares for which there is a right to acquire) any shares of any class or series of IHHI.

                  (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Filing Persons or any executive officer or director the Filing Persons during the last 60 days.

                  (d)  Not Applicable.

                  (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  MHS (as successor to MHC) is party to a Registration Rights Agreement with IHHI (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, MHS will have the right to require IHHI to use its best efforts to register for sale in an underwritten public offering under the Securities Act of 1933, as amended, (the "Securities Act") at IHHI's expense, all or any portion of the Common Stock held by MHS or the Common Stock into which the Preferred Stock, directly or indirectly, is convertible ("Registrable Securities"). IHHI will not be entitled to sell its securities in any such registration for its own account without the consent of MHS. In addition, if IHHI at any time seeks to register under the Securities Act for sale to the public any of its securities, IHHI must include, at MHS's request, MHS's Registrable Securities in the registration statement, subject to underwriter cutback provisions.

                  Except as set forth above, none of the persons identified in
Item 2 of this Schedule (including the persons listed on Schedule A attached hereto) has any contracts, arrangements, understandings or relationships (legal or otherwise) among such persons or with any other person with respect to any securities of IHHI, including, but not limited to, transfer or voting of any securities of IHHI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.



                                Page 3 of 9 Pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit           Description

1.* Registration Rights Agreement dated as of October 24, 1995, by and between In Home Health Inc. and Manor Healthcare Corp.

2. Second Preferred Stock Modification Agreement, dated December 22, 1998 by and between In Home Health, Inc., a Minnesota corporation, and ManorCare Health Services, Inc., a Delaware corporation.

3. Joint Filing Agreement dated March 26, 1999, by and among ManorCare Health Services, Inc. and Manor Care, Inc. and HCR Manor Care, Inc.

*Exhibit filed previously.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 26, 1999                    MANORCARE HEALTH SERVICES, INC.

                                           MANOR CARE, INC.

                                           HCR MANOR CARE, INC.



                                           By:    /s/ R. Jeffrey Bixler
                                           ------------------------------------
                                           Name:  R. Jeffrey Bixler
                                           Title: Vice President





                                Page 4 of 9 Pages

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         MANORCARE HEALTH SERVICES, INC.


                  The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of ManorCare Health Services, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street,
P. O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.

                                    Directors

                                                          Present Principal Occupation
Name                                                       Including Name of Employer

Geoffrey G. Meyers                               Executive Vice President and
                                                 Chief Financial Officer
                                                 HCR Manor Care, Inc.

Paul A. Ormond                                   President and Chief Executive Officer
                                                 HCR Manor Care, Inc.

M. Keith Weikel                                  Senior Executive Vice President and
                                                 Chief Operating Officer
                                                 HCR Manor Care, Inc.

                               Executive Officers
Name                                                                  Title

Paul A. Ormond                                   President and Chief Executive Officer

M. Keith Weikel                                  Senior Executive Vice President and
                                                 Chief Operating Officer

Geoffrey G. Meyers                               Executive Vice President and
                                                 Chief Financial Officer

R. Jeffrey Bixler                                Vice President and General Counsel

Nancy A. Edwards                                 Vice President

Jeffrey W. Ferguson                              Vice President

Larry R. Godla                                   Vice President

Jeffrey A. Grillo                                Vice President

Spencer C. Moler                                 Vice President and Controller

Richard W. Parades                               Vice President

F. Joseph Schmitt                                Vice President

Paul G. Sieben                                   Vice President


                                Page 5 of 9 Pages

                  DIRECTORS AND EXECUTIVE OFFICERS OF
                          MANOR CARE, INC.


                  The name, business address and title with Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of Manor Care, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P. O. Box 10086, Toledo, Ohio 43699-0086. Each person listed below is a citizen of the United States.

                                    Directors
                                                           Present Principal Occupation
Name                                                        Including Name of Employer

Geoffrey G. Meyers                               Executive Vice President and
                                                 Chief Financial Officer
                                                 HCR Manor Care, Inc.

Paul A. Ormond                                   President and Chief Executive Officer
                                                 HCR Manor Care, Inc.

M. Keith Weikel                                  Senior Executive Vice President and
                                                 Chief Operating Officer
                                                 HCR Manor Care, Inc.


                               Executive Officers
Name                                                                  Title

Paul A. Ormond                                   President and Chief Executive Officer

M. Keith Weikel                                  Senior Executive Vice President and
                                                 Chief Operating Officer

Geoffrey G. Meyers                               Executive Vice President and
                                                 Chief Financial Officer

R. Jeffrey Bixler                                Vice President and General Counsel

Nancy A. Edwards                                 Vice President

Jeffrey W. Ferguson                              Vice President

Larry R. Godla                                   Vice President

Jeffrey A. Grillo                                Vice President

Spencer C. Moler                                 Vice President and Controller

Richard W. Parades                               Vice President

F. Joseph Schmitt                                Vice President

Paul G. Sieben                                   Vice President



                                Page 6 of 9 Pages

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              HCR MANOR CARE, INC.


        The name, business address and title with HCR Manor Care, Inc. and present principal occupation or employment, of each of the directors and executive officers of HCR Manor Care, Inc. are set forth below. Except as indicated, each person's business address is 333 North Summit Street, P. O. Box 10086, Toledo, Ohio 43604-0086. Each person listed below is a citizen of the United States.

                                               Present Principal Occupation
Name                                           Including Name of Employer

Stewart Bainum                                 Chairman of the Board,
                                               Realty Investment Company, Inc.

Stewart Bainum, Jr.                            Chairman of the Board,
                                               HCR Manor Care, Inc.

Joseph H. Lemieux                              Chief Executive Officer of
                                               Owens-Illinois, Inc.

William H. Longfield                           Chairman and Chief Executive Officer,
                                               C.R. Board, Inc.

Frederic V. Malek                              Chairman, Thayer Capital Partners

Paul A. Ormond                                 President and Chief Executive Officer,
                                               HCR Manor Care, Inc.

Robert J. Siefers                              Vice Chairman and Chief Financial Officer,
                                               National City Corporation

M. Keith Weikel                                Senior Executive Vice President and
                                               Chief Operating Officer,
                                               HCR Manor Care, Inc.

Gail R. Wilensky, Ph.D.                        Senior Fellow at Project Hope

Thomas L. Young                                Executive Vice President-Administration and
                                               General Counsel,
                                               Owens-Illinois, Inc.

Name                                           Executive Officers

Paul A. Ormond                                 President and Chief Executive Officer

M. Keith Weikel                                Senior Executive Vice President and
                                               Chief Operating Officer

Geoffrey G. Meyers                             Executive Vice President and
                                               Chief Financial Officer

R. Jeffrey Bixler                              Vice President and General Counsel

Nancy A. Edwards                               Vice President

Jeffrey W. Ferguson                            Vice President

Larry R. Godla                                 Vice President

Jeffrey A. Grillo                              Vice President

Spencer C. Moler                               Vice President and Controller

Richard W. Parades                             Vice President



                                Page 7 of 9 Pages

F. Joseph Schmitt                              Vice President

Paul G. Sieben                                 Vice President




                                Page 8 of 9 Pages